Exhibit 99.1

Attunity Announces Agreements
To Convert Outstanding Debt into Ordinary Shares
- - -
Increased Shareholders’ Equity Will Satisfy the Associated Listing Requirement
for a New Listing on a National Exchange

BURLINGTON, MA, January 4, 2012 - Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration software, announced today that Messrs. Shimon Alon (Chairman and CEO of Attunity) and Ron Zuckerman (member of Attunity's Board of Directors), the holders of approximately $740,000, an aggregate principal amount of the Company's outstanding  convertible promissory notes due 2012 (the "Notes"), have agreed to immediately convert their Notes into ordinary shares of Attunity. The Notes being converted represent approximately 47% of the Notes outstanding.

The Company also announced that it is considering the relisting of its ordinary shares on the NASDAQ or the NYSE Amex, pending market conditions and satisfaction of the applicable listing criteria.

 Dror Harel-Elkayam, CFO of Attunity, commented: “We are excited that our principal debt holders have agreed to convert debt into shares of Attunity, as it will strengthen the Company's balance sheet and increase total shareholders’ equity. This conversion is also an important vote of confidence in Attunity's future as we continue to rapidly expand our business with new solutions for the cloud and enterprise environment and new customer agreements. Furthermore, by reducing our debt, Attunity will be able to invest more resources towards the sales and marketing of these new solutions.”

Messrs. Alon and Zuckerman as well as the other holders of the Notes, in a total principal amount of approximately $1.6 million, were offered incentives to convert all or part of their Notes into ordinary shares. The offer made by the Company expires on January 31, 2012.

Additional details regarding the conversion by Messrs. Alon and Zuckerman and the conversion offer are included in the Report on Form 6-K that the Company will furnish to the Securities and Exchange Commission (SEC) today.

About Attunity

Attunity is a leading provider of real-time data integration software that enables access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our offering includes software solutions such as data replication, real-time change-data-capture (CDC) and real-time data connectivity, as well as enterprise file replication and managed-file-transfer (MFT) offered through our RepliWeb division. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the relisting on NASDAQ/AMEX, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s latest Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2012. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com